
03025924

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECD S.E.C.
JUN 3 0 2003
1086

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission file number: 001-11015

A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

VIAD CORP CAPITAL ACCUMULATION PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

VIAD CORP
1850 NORTH CENTRAL AVENUE
PHOENIX, AZ 85077


PROCESSED
JUL 0 2 2003
THOMSON
FINANCIAL

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIAD CORP CAPITAL
ACCUMULATION PLAN

By: [signature]
Suzanne Pearl
Chairman, Viad Corp Capital
Accumulation Plan Committee

DATE: June 27, 2003

Exhibit 23 is on Page 10

VIAD CORP CAPITAL ACCUMULATION PLAN

Financial Statements
Years Ended December 31, 2002 and 2001,
Supplemental Schedule
as of December 31, 2002, and
Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

Plan Administrator and Plan Participants
Viad Corp Capital Accumulation Plan
Phoenix, Arizona

We have audited the accompanying statements of net assets available for benefits of the Viad Corp Capital Accumulation Plan (the "Plan") as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP

Phoenix, Arizona
June 23, 2003

VIAD CORP CAPITAL ACCUMULATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
PARTICIPANT-DIRECTED INVESTMENTS:		
Shares of registered investment companies:		
Vanguard Windsor Fund	$ 21,395,822	$ 29,362,897
T. Rowe Price Stable Value Fund	11,936,802	12,004,377
T. Rowe Price Prime Reserve Fund	8,329,344	7,741,972
T. Rowe Price Equity Index Fund	7,099,324	8,529,911
T. Rowe Price Blue Chip Growth Fund	6,657,961	8,684,915
T. Rowe Price Spectrum Growth Fund	4,428,272	7,870,393
T. Rowe Price New Horizons Fund	3,204,876	3,681,716
T. Rowe Price Bond Index Trust	2,294,673	1,032,508
T. Rowe Price Spectrum Income Fund	1,784,093	1,971,986
T. Rowe Price Value Fund	1,187,253	1,000,760
T. Rowe Price Retirement Strategy Fund	761,814	945,860
T. Rowe Price Personal Strategy Income Fund	552,997	321,534
T. Rowe Price Personal Strategy Growth Fund	456,527	240,636
T. Rowe Price Personal Strategy Balanced Fund	415,381	146,807
Vanguard Bond Index Fund	409,640	454,026
T. Rowe Price International Stock Fund	232,980	123,317
Common stock:		
Viad Corp	11,806,750	15,401,638
The Dial Corporation	8,279,940	8,254,370
The FINOVA Group Inc.	5,828	25,704
Participant notes receivable	1,919,344	2,261,191
Total investments	93,159,621	110,056,518
DIVIDENDS RECEIVABLE	63,978	77,533
CONTRIBUTIONS RECEIVABLE	281,736	181,006
CASH	1,783	90,625
NET ASSETS AVAILABLE FOR BENEFITS	$ 93,507,118	$ 110,405,682

See notes to financial statements.

VIAD CORP CAPITAL ACCUMULATION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS:		
Employee contributions	$ 9,926,026	$ 12,926,705
Investment income (loss):		
Dividends:		
Viad Corp common stock	205,473	239,623
Other	693,616	1,660,565
Interest	832,973	1,084,563
Net appreciation (depreciation) in fair value of investments:		
Registered investment companies	(13,406,128)	(3,178,323)
Common stock	963,023	3,798,851
Total investment income (loss)	(10,711,043)	3,605,279
Transfer of assets in	-	25,086
Total additions (subtractions)	(785,017)	16,557,070
DEDUCTIONS:		
Distributions to participants	16,113,547	14,284,745
NET INCREASE (DECREASE)	(16,898,564)	2,272,325
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	110,405,682	108,133,357
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 93,507,118	$ 110,405,682

See notes to financial statements.

VIAD CORP CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

1. DESCRIPTION OF THE PLAN

The following brief description of the Viad Corp Capital Accumulation Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

The Plan, commonly known as Toward Retirement Income Management or TRIM, was established on January 1, 1985 and has been amended periodically since that date. Employees of Viad Corp, its division and certain of its subsidiaries ("Viad" or the "Company"), except for those covered by a collective bargaining agreement that does not call for participation in the Plan, are eligible to participate in the Plan if the employee is expected to work at least 1,000 hours of service in a 12 consecutive month period for which they are paid a regular fixed compensation. Effective July 1, 1999, any employee that is anticipated to work at this minimum level of hours is eligible to join the Plan on the first day of hire. Employees are able to contribute to the Plan by reducing their wages on a pre-tax and after-tax basis, subject to certain limitations. The Company may also contribute a matching amount, subject to certain limitations.

The Plan is subject to various regulations, particularly those under the Internal Revenue Code Section 401(k) and the Employee Retirement Income Security Act of 1974 ("ERISA").

a. *Contributions* – Effective January 1, 2000, participants may contribute up to 15 percent of pre-tax annual compensation, as defined by the Plan. Participants may also contribute amounts representing rollover distributions from other qualified plans. Contributions to the Plan are invested by the Plan's trustee, T. Rowe Price, at the direction of the participants into various investment options offered by the Plan. In 2002, the Plan offered eleven mutual funds and a Guaranteed Investment Contract ("GIC") fund as investment options for participant contributions. Effective January 1, 2002, Viad stock is no longer offered as an investment option.

   Company matching contributions to the Plan are at the discretion of each participating company's board of directors and are contributed to the Viad Corp Employees' Stock Ownership Plan ("ESOP"). The contributions by the Company to the ESOP, consisting of Company common stock, are generally based on employee pre-tax wage reductions up to 100 percent of the first 3 percent of wage reduction. Each non-highly compensated employee may also elect an after-tax contribution of between 1 percent and 10 percent of compensation. No employer contributions are made based on after-tax contributions. All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code.

b. *Transfer of Assets In* – Represents plan transfers for employees from other qualified plans.

c. *Distributions to Participants* - Benefits are paid to participants upon termination from the Company, disability, retirement or death. Any participant terminated from the Company will also be terminated from the Plan and must take a full distribution of their account if their account balance is below $5,000 at termination.

d. *Participant Loans and Hardship Withdrawals* - The Plan allows participants to borrow against their 401(k) account balances (not including the portion of the balance that the Company has contributed) in an amount not to exceed the lesser of 50 percent of their vested balance or $50,000. The applicable interest rate policy is determined by the committee responsible for administering the Plan. Current policy establishes the interest rate as the prime rate at the beginning of the quarter in which the loan withdrawal is made. Loans shall be repaid in equal installments over a period of up to five years, except for loans for purchasing a home which can be repaid over a maximum of 15 years.

   Withdrawals of employee wage reduction contributions may be made by the participant in the event of a qualified financial hardship, subject to certain tax penalties. Such withdrawals will only be considered necessary to satisfy a financial hardship if all nontaxable loans available under the Plan have already been obtained.

e. *Vesting* - All contributions to the Plan are 100 percent vested and nonforfeitable at all times.

f. *Participant Accounts* - For each participant, various accounts are maintained to record employee contributions, Company matching contributions made to the ESOP, participant rollover deposits transferred to the Plan, dividend and interest income and the net appreciation (depreciation) in the fair value of the Plan's investments. The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts less any outstanding participant loans.

g. *Plan Administration* - The Plan is administered by a committee of at least three persons appointed by the CEO of the Company. Expenses incident to the operation of the Plan may be paid by the Plan or directly by the Company. Participants are charged a loan processing fee and retirees and terminated employees are charged an annual administrative fee; all other Plan expenses were paid directly by the Company.

h. *Plan Termination and Amendment* - While it is the Company's intention to continue the Plan, the Company has the right to terminate the Plan subject to the provisions of ERISA provided all employer contributions due at the termination date have been paid. The Company also has the right to amend the Plan from time to time. The Plan was restated January 14, 2002 in accordance with changes in the law commonly referred to as GUST. The Plan was subsequently amended February 26, 2002 to permit diversification of investment out of company stock, subject to IRS approval. This approval was received on December, 16, 2002 and therefore was not in effect for the 2002 plan year. On December 4, 2002, the Plan was amended to adopt a good faith EGTRRA amendment and subsequently amended on February 20, 2003 as a condition of the new IRS determination letter.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies are as follows:

a. *Basis of Accounting* - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

b. *Investment Valuation and Income Recognition* - The Plan's investments are stated at fair value except for the T. Rowe Price Stable Value Fund, which is benefit-responsive and is stated at contract value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at its quoted market price. The T. Rowe Price Stable Value Fund is valued at the aggregate contract values of the GIC portfolio, which approximates fair value, and represents contributions made, plus interest at blended rates, less withdrawals by participants. Crediting interest rates for the fund's underlying GIC's ranged from 3.34 percent to 7.83 percent, allowing for a blended rate of return for the fund of 5.30 percent for 2002, compared with a range of 4.85 percent to 7.83 percent and a blended rate of return of 5.97 percent for 2001.

   Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

c. *Payment of Benefits* - Benefit payments to participants are recorded when paid. Amounts allocated to accounts of participants who requested disbursements from the Plan but have not yet been paid were $102,489 and $36,579 at December 31, 2002 and 2001, respectively.

d. *Use of Estimates* - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

e. *Risks and Uncertainties* - The Plan provides for various investments in common stock, mutual funds and other investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

4. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by determination letter dated December 16, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt.

* * * * *

VIAD CORP CAPITAL ACCUMULATION PLAN

FORM 5500, Schedule H, Part IV
AS OF DECEMBER 31, 2002

Schedule of Assets (Held at End of Year)

Column B Identity of Issuer, Borrower, Lessor or Similar Party	Column C Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Column E Current Value
Participant-directed investments:		
Vanguard Windsor Fund	Mutual Fund - 1,782,985 shares	$ 21,395,822
T. Rowe Price Stable Value Fund	GIC Fund - 11,936,802 shares	11,936,802
T. Rowe Price Prime Reserve Fund	Mutual Fund - 8,329,344 shares	8,329,344
T. Rowe Price Equity Index Fund	Mutual Fund - 299,929 shares	7,099,324
T. Rowe Price Blue Chip Growth Fund	Mutual Fund - 303,324 shares	6,657,961
T. Rowe Price Spectrum Growth Fund	Mutual Fund - 397,868 shares	4,428,272
T. Rowe Price New Horizons Fund	Mutual Fund - 192,949 shares	3,204,876
T. Rowe Price Bond Index Trust	Mutual Fund - 113,373 shares	2,294,673
T. Rowe Price Spectrum Income Fund	Mutual Fund - 165,808 shares	1,784,093
T. Rowe Price Value Fund	Mutual Fund - 76,302 shares	1,187,253
T. Rowe Price Retirement Strategy Fund	Mutual Fund - 40,053 shares	761,814
T. Rowe Price Personal Strategy Income Fund	Mutual Fund - 46,083 shares	552,997
T. Rowe Price Personal Strategy Growth Fund	Mutual Fund - 30,174 shares	456,527
T. Rowe Price Personal Strategy Balanced Fund	Mutual Fund - 30,610 shares	415,381
Vanguard Bond Index Fund	Mutual Fund - 39,464 shares	409,640
T. Rowe Price International Stock Fund	Mutual Fund - 26,236 shares	232,980
Viad Corp	Common Stock - 528,266 shares	11,806,750
The Dial Corporation	Common Stock - 406,477 shares	8,279,940
The FINOVA Group Inc.	Common Stock - 36,425 shares	5,828
Participant notes receivable	Participant loans - interest at 4.75% to 10.5% per year, maturing through 2018	1,919,344
	Total assets held for investment purposes	$ 93,159,621

EXHIBIT 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-63399 of Viad Corp on Form S-8 of our report dated June 23, 2003, appearing in this Annual Report on Form 11-K of Viad Corp Capital Accumulation Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Phoenix, Arizona
June 23, 2003

Exhibit 99.1

Certification Pursuant To
18 U.S.C. Section 1350,
As Adopted Pursuant To
Section 906 of the Sarbanes-Oxley Act of 2002

I, Suzanne Pearl, Chairman, Viad Corp Capital Accumulation Plan Committee and Vice-President, Human Resources of Viad Corp, certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

1. the annual report on Form 11-K of the Viad Corp Capital Accumulation Plan for the fiscal year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Viad Corp Capital Accumulation Plan.

Dated: June 27, 2003



Suzanne Pearl
Chairman, Viad Corp Capital Accumulation Plan Committee and Vice-President – Human Resources of Viad Corp

Exhibit 99.2

Certification Pursuant To
18 U.S.C. Section 1350,
As Adopted Pursuant To
Section 906 of the Sarbanes-Oxley Act of 2002

I, Ellen M. Ingersoll, Member of Viad Corp Capital Accumulation Plan Committee and Chief Financial Officer of Viad Corp, certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

1. the annual report on Form 11-K of the Viad Corp Capital Accumulation Plan for the fiscal year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Viad Corp Capital Accumulation Plan.

Dated: June 27, 2003



Ellen M. Ingersoll
Member of Viad Corp Capital Accumulation Plan Committee and Chief Financial Officer of Viad Corp